UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT
EIN 44-0324630 PN 025

December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee, and Board of Directors
Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement
Carthage, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement (the "Plan") as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, and the schedule of delinquent participant contributions for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) as of December 31, 2021, and the schedule of delinquent participant contributions for the year ended December, 31, 2021, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP (Formerly, BKD, LLP)

We have served as the Plan’s auditor since 2007.
Springfield, Missouri
June 17, 2022

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS
Investments, at fair value	$402,476,004	$389,976,314
Receivables
Company contributions	789,202	627,475
Participant contributions	474,521	549,239
Investment income	843,479	888,582
Notes receivable from participants	5,107,288	5,267,196
Total receivables	7,214,490	7,332,492
Total assets	409,690,494	397,308,806
LIABILITIES
Due to broker for securities purchased	—	7
Fees payable	—	24,374
Refund of excess contributions	17,839	3,976
Total liabilities	17,839	28,357
NET ASSETS AVAILABLE FOR BENEFITS	$409,672,655	$397,280,449

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2021	2020
Additions
Investment income
Net appreciation in value of investments	$35,859,392	$17,381,476
Dividends and interest	7,572,327	7,304,529
Other	27,486	18,838
Net investment income	43,459,205	24,704,843
Interest income on notes receivable from participants	282,947	270,931
Contributions
Participant	17,807,269	16,086,930
Company	6,909,639	6,531,147
Rollovers and other	884,803	1,061,809
Total contributions	25,601,711	23,679,886
Net additions	69,343,863	48,655,660
Deductions
Benefit payments	56,474,442	47,471,270
Administrative fees	477,215	530,075
Total deductions	56,951,657	48,001,345
Net increase	12,392,206	654,315
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	397,280,449	396,626,134
END OF YEAR	$409,672,655	$397,280,449

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE A – DESCRIPTION OF PLAN
The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.
General
The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility of Employees
Employees of a L&P branch or subsidiary who have completed 90 days of service and bargaining unit employees who have negotiated inclusion into the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and, as a result, meets the above criteria, the employee may generally participate in the Plan as soon as administratively reasonable. Eligible employees may participate beginning on January, April, July and October 1 after meeting eligibility requirements or on any special entry date according to the participation agreement.
Contributions
Company contributions, including matching contributions, are made in accordance with the Plan document or at the discretion of the employer, limited by 6% of eligible employee compensation. Company discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions or based on each participant’s total pay.
Employees may elect to voluntarily contribute any whole percentage of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits and any applicable Plan limits. The Plan also allows:
•Employee rollover contributions.
•Roth contributions. These contributions are made on an after-tax basis subject to the rules contained in the Internal Revenue Code (IRC).
•Catch up contributions for participants age 50 and over. Catch up contributions are not eligible for a Company matching contribution.
Eligible employees who are not participating are enrolled at 1% with pre-tax contributions. Beginning January 1, 2020, employees who are contributing less than 6% will have their contributions increased by 1% annually until they are contributing 6%. Employees may annually opt out of enrollment and/or automatic increases.
Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers L&P common stock, mutual funds and common trust funds as investment options for participants.
If participants elect to diversify their existing or future contributions or Company contributions, such contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P common stock. A participant may sell some or all existing shares of L&P common stock acquired through employee or Company contributions and invest the proceeds in the other investment options offered by the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE A – DESCRIPTION OF PLAN – CONTINUED
Retirement K
Retirement K participants receive employer matching contributions ranging from 20% to 80% based on their age at December 31, 2006, limited by 6% of eligible employee compensation. An employee was eligible to be a Retirement K participant if on December 31, 2006 he or she was an active participant in the L&P Retirement Plan and on or after April 1, 2007, he or she was a participant in this Plan.
Participants in the Hanes Companies, Inc. Retirement Savings Plan II (Hanes Plan) are allowed to contribute to the Plan under the Retirement K provision. Hanes Plan participants can also continue to contribute to the Hanes Plan, subject to contribution limits prescribed by the IRS.
Vesting and Distributions
Participants are always 100% vested in their employee contributions, rollover accounts and qualified non-elective contributions (QNECs). Company contributions are vested following three years of service with 1,000 hours completed, at which time, they will become 100% vested. Any Company contribution from a prior plan merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and offset Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2021 and 2020, forfeited non-vested accounts totaled $60,967 and $98,536, respectively. These accounts will be used to offset future employer contributions. Also, in 2021 and 2020, Company contributions were offset by $446,106 and $156,153, respectively from forfeited non-vested accounts.
Upon termination of employment, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. For participants with vested balances of $1,000 or less, unless the participant elects to roll over the balance to an individual retirement account or another qualified retirement plan, upon separation of employment, the Plan will automatically process a distribution of the participant’s account. If the vested balance is greater than $1,000 but less than $5,000, the balance will be rolled over into a qualified Individual Retirement Account (IRA), unless the participant elects direct distribution or other eligible direct rollover. Beginning in July 2020, the IRA program is offered through Principal Bank, and prior to that was offered through Millennium Trust Company, serving as custodian of the program’s assets. Participants with vested balances exceeding $5,000 can elect to keep their balance in the Plan until April 1st of the next calendar year in which the participant reaches age 70½ or until a distribution or rollover is elected. In-service withdrawals are allowed by participants after reaching age 59½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59½, provided they meet the hardship withdrawal requirements set forth by the Plan.
Plan Trustee
On July 1, 2019, Principal Financial Group acquired the Institutional Retirement & Trust business of Wells Fargo & Company, parent company of Wells Fargo Bank, N.A.
During 2020 and through May 2021, Wells Fargo Bank, N.A., served as the sole trustee of the Plan. In June 2021, Plan assets moved to Principal Trust Company (Principal), who is now serving as the sole trustee of the Plan.
Through May 2021, Well Fargo Bank, N.A. held all plan assets, executed all of the investment transactions, maintained the financial records relating to the trust, and made all benefit payments as directed by the Plan Administrative Committee. Beginning June 2021, Principal assumed these duties.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE A – DESCRIPTION OF PLAN – CONTINUED
The Plan became subject to a Securities and Exchange Commission Regulation BTR blackout period from June 16, 2021 through June 21, 2021, in order to administratively process the migration of the Plan from the recordkeeping platform of Wells Fargo Bank, N.A. to the record keeping platform of Principal Financial Group. During the blackout period, participants and beneficiaries were unable to: a) purchase, sell, or otherwise acquire or transfer funds into or out of any of the investment alternatives in the Plan, including Company common stock; b) change allocations for future contributions, make payroll percentage elections, or designate beneficiaries in the Plan; c) receive distributions or withdrawals from, or terminate their participation in, the Plan; d) receive loans from the Plan; or e) make rollover contributions into the Plan.
Notes Receivable from Participants
Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. A loan is considered to be in default if a participant, active or terminated, fails to make all or part of a required loan repayment by the end of the calendar quarter which follows the calendar quarter in which the repayment is due. Loan balances in default will be treated as outstanding for purposes of determining any future loan amounts. In the event of default, the outstanding balance of the loan, including accrued interest, will be treated as a deemed distribution subject to federal income tax. Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or 50% of their vested account balance. The minimum loan amount is $500, and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus 1%. The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence. If an employer is sold and therefore ceases to be a related company, the Plan Administrative Committee may, at its sole discretion, permit each participant whose employment with all related companies terminates to transfer all loans outstanding to a retirement plan maintained by the purchaser of that employer.
Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Any L&P paid expenses are not reflected in the financial statements of the Plan. For both 2021 and 2020, no forfeitures were used to pay administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participants will become 100% vested in their accounts.
CARES Act
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The Plan was operationally amended to implement certain changes provided for under the CARES Act including allowing certain eligible individuals to a) receive COVID-19-related distributions during the period of January 1, 2020, through December 31, 2020; b) delay certain participant note repayments for up to one year; and c) temporarily suspend required minimum distributions. Distributions of $7,638,956 were made related to the CARES Act during the year ended December 31, 2020.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.
Investments and Income Recognition
The fair value of the common trust funds, Wells Fargo Enhanced Stock Market Fund N and Wells Fargo Stable Return Fund N are valued at net asset value (NAV) as a practical expedient. As of December 31, 2021 and 2020, there were no unfunded commitments or restrictions on redemptions.
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within Level 1 of the valuation hierarchy as the quoted price is in an active market. See Note C for further information regarding the valuation hierarchy.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Contracts
The Wells Fargo Stable Return Fund N invests all assets in Wells Fargo Stable Return Fund G (Fund G), a collective trust fund sponsored by the trustee. The Fund G is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Fund G are guaranteed investment contracts. An investment in Fund G results in the issuance of a given number of participation units. Wells Fargo Bank, N.A., the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2021 and 2020, there were no unfunded commitments or restrictions on redemptions.
Plan Tax Status
The Plan obtained its latest determination letter on March 16, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE C – FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary area in which the Plan utilizes fair value measurements is valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. There have been no significant changes in the valuation techniques during the year ended December 31, 2021. The standard describes three levels of inputs that may be used to measure fair value:
•    Level 1: Quoted prices for identical assets or liabilities in active markets.
•    Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)
•    Level 3: Unobservable inputs that are not corroborated by market data.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2021 and 2020.

		December 31, 2021
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$265,449,245	$265,449,245	$—	$—
Common stock	$82,363,229	$82,363,229	—	—
Investments measured at NAV (a)	$54,663,530	$—	—	—
Investments at fair value	$402,476,004	$347,812,474	$—	$—

		December 31, 2020
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$238,983,610	$238,983,610	$—	$—
Common stock	97,775,726	97,775,726	—	—
Investments measured at NAV (a)	53,216,978	—	—	—
Investments at fair value	$389,976,314	$336,759,336	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE D – PARTIES-IN-INTEREST TRANSACTIONS
Party-in-interest transactions include those fiduciaries, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer, or relatives of such persons. Expenses paid to parties-in-interest aggregated $390,387 and $434,804 for December 31, 2021 and 2020, respectively. The vast majority of parties-in-interest fees were paid to the Plan trustees. The Company provides certain administrative services at no cost to the Plan. Cash dividends on L&P common stock of $3,450,539 and $3,693,422 were recorded for the years ended December 31, 2021 and 2020, respectively.

The following table sets forth assets associated with parties-in-interest as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Wells Fargo Bank, N.A.	$54,663,530	$53,216,978
Leggett and Platt, Incorporated (2,001,050 and 2,207,127 shares, respectively)	82,363,229	97,775,726
Notes receivable from participants	5,107,288	5,267,196

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

NOTE E – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$409,672,655	$397,280,449
Notes receivable from participants deemed distributed, end of year	(285,950)	(113,599)
Amounts allocated to withdrawing participants	(3,735)	—
Amounts allocated to excess contributions	17,839	3,976
Net assets available for benefits per Form 5500	$409,400,809	$397,170,826

The following is a reconciliation of contributions made to the Plan according to the financial statements to Form 5500:

	December 31,
	2021	2020
Contributions per the financial statements	$25,601,711	$23,679,886
Amounts allocated to excess contributions	17,839	3,976
Contributions per Form 5500	$25,619,550	$23,683,862

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE E – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 – CONTINUED
The following is a reconciliation of benefit payments paid to the participants according to the financial statements to Form 5500:

	December 31,
	2021	2020
Benefit payments per the financial statements	$56,474,442	$47,471,270
Notes receivable deemed distributed, beginning of year	(113,599)	(213,443)
Notes receivable deemed distributed, end of year	285,950	113,599
Amounts allocated to withdrawing participants	3,735	—
Amounts allocated to excess contributions	3,976	2,306
Benefit payments per Form 5500	$56,654,504	$47,373,732

NOTE F – RISKS AND UNCERTAINTIES
In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (COVID-19) as a pandemic. The COVID-19 pandemic has resulted in economic uncertainty and extreme volatility in financial markets, and may continue to affect the value of Plan assets. The duration of COVID-19 is uncertain and the ultimate financial impact on the Plan is difficult to assess or predict.

The Plan invests in various investment securities. In addition to the risks associated with COVID-19 discussed above, investment securities are also exposed to market, credit, and interest rate risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The financial statements have been prepared using December 31, 2021 values and information currently available to the Plan.

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2021

Participant Contributions Transferred Late to Plan		Total That Constitutes Non-exempt Prohibited Transactions
Amount	Original Due Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$13	8/12/21	$—	$13	1	$—	$—

1 Employee deferrals due August 12, 2021 were not remitted to the Plan until November 4, 2021. Lost earnings were remitted as well, and the transaction was fully corrected on November 4, 2021.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value(1)
*	Leggett & Platt, Incorporated	Common stock	$82,363,229
	Vanguard	Vanguard Growth Index Fund - Inst	37,286,469
	Vanguard	Vanguard Instl Target Retirement 2025 - Inst	33,477,755
*	Wells Fargo	Wells Fargo Enhanced Stock Market Fund N	28,678,579
	Vanguard	Vanguard Instl Target Retirement 2030 - Inst	26,831,031
*	Wells Fargo	Wells Fargo Stable Return Fund N	25,984,951
	Dodge & Cox	Dodge & Cox Stock Fund	22,907,900
	Vanguard	Vanguard S&P Mid Cap 400 Index - Inst	22,098,990
	Vanguard	Vanguard Instl Target Retirement 2035 - Inst	19,760,057
	Vanguard	Vanguard Instl Target Retirement 2020 - Inst	18,350,974
	Vanguard	Vanguard Instl Target Retirement 2040 - Inst	15,039,365
	Vanguard	Vanguard Small Cap Index - Inst	13,715,277
	Vanguard	Vanguard FTSE All World - Inst	12,522,027
	Vanguard	Vanguard Instl Target Retirement 2045 - Inst	11,162,819
	Baird	Baird Core Bond Fund	8,861,888
	Vanguard	Vanguard Instl Target Retirement 2015 - Inst	7,829,942
	Vanguard	Vanguard Instl Target Retirement 2050 - Inst	6,750,002
	Vanguard	Vanguard Instl Target Retirement 2055 - Inst	4,437,602
	Vanguard	Vanguard Instl Target Retirement Inc - Inst	2,394,406
	Vanguard	Vanguard Instl Target Retirement 2060 - Inst	1,776,096
	Vanguard	Vanguard Instl Target Retirement 2065 - Inst	246,645
*^	Various Participants	Notes receivable from participants with interest rates set at prime plus 1% (4.25% - 9.25%)	4,821,338
	Total investments		$407,297,342

(1)    See Note B of Notes to Financial Statements regarding the December 31, 2021 valuation of assets.
*    Investments in assets of parties-in-interest to the Plan.
^    Net of $285,950 of cumulative deemed loan distributions.

Exhibit List.

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of FORVIS, LLP (Formerly, BKD, LLP)

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AND TRUST AGREEMENT

Date: June 17, 2022	By:	/s/ Christina Ptasinski
Christina Ptasinski
Senior Vice President - Chief Human Resources Officer and Plan Administrative Committee Chair